Exhibit 99.2

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to Be Held on September 27, 2021
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Fang Holdings Limited (the “Company”) will be held at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on September 27, 2021 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following resolutions by way of ordinary resolutions:

(1)	To appoint Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu as directors of the Company, to the extent that they are not already directors of the Company and, to the extent that they are currently directors of the Company, the ratification of such appointments;

(2)	To confirm and ratify the acts of each of Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu taken in their capacity as a director of the board of directors of the Company (the “Board”), insofar as any of them may not have validly been appointed or reappointed as a director at any time prior to the EGM, including but not limited to the approval by the Nominating and Corporate Governance Committee of the Company of the appointment of an independent director (the “Proposed Independent Director”) of the Board proposed by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (the “Petitioners”);

(3)	To approve the appointment of the Proposed Independent Director, Mr. Yu Huang, as an independent director of the Board and a member of the audit committee of the Board. Mr. Yu Huang’s resume is attached hereto as Appendix A; and

(4)	To authorize the Board acting by its compensation committee to negotiate and to endeavor to agree with Mr. Yu Huang the terms of his service, including but not limited to such terms regarding an indemnity, confidentiality and remuneration at such a commercial rate as may be agreed, as the compensation committee of the Board, in its sole discretion, deems fit; and

(5)	To approve the appointment of all independent directors of the Board (including, for the avoidance of doubt, the Proposed Independent Director) to the boards of each of the variable interest entities which directly or indirectly hold real property in the PRC for the Company (the “VIEs”, as listed in Appendix B), and steps to be taken by the Company to (i) remove all of the existing directors of the VIEs (including, where applicable, Mr. Tianquan Mo), and (ii) amend the constitutional documents of each of the VIEs so as to provide for the appointment of a board of directors (where such provision does not already exist) and to limit the powers of the directors of each of the VIEs to dispose of, encumber, hypothecate and mortgage real property and/or interfere with the rights associated with such real property, so that the transfer or disposal of real property of a VIE can be permitted only by way of unanimous resolution of the board of directors of such VIE.

The Board has fixed the close of business on August 27, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares represented by the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents ten Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the EGM and any adjourned or postponed meeting thereof and are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the EGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares represented by their ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of EGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), September 23, 2021. Only the registered ADS holders of record at the close of business on August 27, 2021 will be entitled to execute the Voting Instruction Card.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, September 1, 2021

Appendix A

Biography of Mr. Yu Huang

From October 2003 to June 2019, Mr. Huang served at multiple positions, including the last position as an executive director of GRI China, a Hong Kong private holding group in the fashion retail and wholesale business. From 2001 to 2003, Mr. Huang served as the deputy financial manager at Cowealth Group, a wholly-owned foreign enterprise in China specializing in diagnostic clinical laboratory field. From 1998 to 2000, Mr. Huang also worked at Shanghai Yanxin Industry Co., Ltd., a private holding company focusing in fields of construction and home/office renovation, and was responsible for financial reporting and corporate management.

Mr. Huang has extensive experiences in financial management. Mr. Huang received a bachelor’s degree from Shanghai Finance University and a master’s degree from Aston Business School, UK, in Financial Management and Control. Mr. Huang is also a fellow of the Charted Institute of Management Accountant.

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Appendix B

List of VIEs

1.	Beijing Hua Ju Tian Xia Network Technology Co., Ltd
2.	Beijing China Index Information Co., Ltd
3.	Beijing SouFun Internet Information Service Co., Ltd
4.	Beijing SouFun S&T Development Co., Ltd
5.	Beijing Century Jia Tian Xia Technology Development Co., Ltd
6.	Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd
7.	Beijing Jia Tian Xia Advertising Co., Ltd
8.	Tianyunjie Technology (Chengdu) Co., Ltd
9.	Shouxiruizh Commercial Service (Chengdu) Co., Ltd
10.	Hanxianglong Network Technology (Chengdu) Co., Ltd
11.	Rong Gang Commercial Service (Chengdu) Co., Ltd
12.	Xingbenyuan Commercial Service (Chengdu) Co., Ltd
13.	Shuntaiduoli Network Technology (Chengdu) Co., Ltd
14.	Gang Lian Ji Network Technology (Chengdu) Co., Ltd
15.	Rui Xin Chen Commercial Services (Chengdu) Co., Ltd
16.	Wuhan Tuoshi Fang Tian Xia Commercial Service Co., Ltd
17.	Chongqing Yahao Technology Development Co., Ltd
18.	Chongqing Ju Jiu Wu Technology Development Co., Ltd
19.	Beijing Li Tian Rong Ze Technology Development Co., Ltd
20.	Tianjin Sipu Shidai Science and Technology Development Co., Ltd

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